12011515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 22nd St. Suite 202
(No. and Street)

Lubbock	TX	79410-1305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Hornak (806) 793-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kaufman & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2308 W. 5th St.	Plainview	TX	79072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miles Hornak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON S. LANGFORD
Notary Public, State of Texas
My Commission Expires
April 19, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS
December 31, 2011 and 2010

KUYKENDALL & SCHNEIDER, INC.

TABLE OF CONTENTS
December 31, 2011 and 2010

SECTION I

INDEPENDENT AUDITORS' REPORT

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

SHAREHOLDERS:
Martin C. Lewis, CPA
Randy J. Kaufman, CPA
Thad Reid, CPA
Lea A. Stukey, CPA
Lori Gattis, CPA

ASSOCIATES:
Karen Allen
Paul Armstrong
Gay Chrisman
Andrea DeLeon
Brenda Diego
Lorena Flores
Brenda Garza
Freeda Henderson
Jack Hysinger
Cassie McLain
Florinda Mendoza - Champion
Sunny Parker, CPA

Kuykendall & Schneider, Inc.
Board of Directors
3405 22ND St. Suite 202
Lubbock, Texas 79410

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kuykendall & Schneider, Inc., as of December 31, 2011 and 2010, and the related statements of operations, change in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 20, 2012

806-293-4287 • Fax: 806-293-7674 • www.CPAonTheWeb.com

SECTION II

FINANCIAL STATEMENTS

Exhibit A

KUYKENDALL & SCHNEIDER INC.

BALANCE SHEETS
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash in Bank	$ 37,794	37,107
Receivables:		
Broker or Dealer	51,478	67,284
Deposits and Other Assets, Net	22,490	6,320
TOTAL ASSETS	$111,762	110,711
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 41,774	40,323
Stockholders' Equity:		
Common Stock, $10 par; Authorized 500,000 Shares; Issued 670	6,700	6,700
Retained Earnings	63,288	63,688
	69,988	70,388
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$111,762	110,711

The accompanying notes are an integral part of these financial statements.

Exhibit B

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	2011	2010
REVENUE		
Commissions	$734,538	664,347
Interest Income	158	326
	734,696	664,673
EXPENSES		
Employee Compensation	98,226	76,888
Commissions	477,757	461,673
Occupancy and Furniture Rental	21,392	21,392
Taxes - Other than Income	28,920	26,294
Other Operating Expense	108,801	78,271
	735,096	664,518
Net Income (Loss)	$ (400)	155
Earnings per Share of Common Stock	$ (.59)	.23

The accompanying notes are an integral part of these financial statements.

Exhibit C

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock	Retained Earnings
Balance, December 31, 2009	$ 6,700	63,533
Net Income Year Ended December 31, 2010	-	155
Balance, December 31, 2010	$ 6,700	63,688
Net Loss Year Ended December 31, 2011	-	(400)
Balance, December 31, 2011	$ 6,700	63,288

The accompanying notes are an integral part of these financial statements.

Exhibit D

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities		
Net Income (Loss)	$ (400)	155
Change in Assets and Liabilities		
Receivables	15,806	(20,169)
Deposits and Other Assets	(16,170)	(1,206)
Liabilities	1,451	(1,355)
Net Increase (Decrease) in Cash	687	(22,575)
Cash and Cash Equivalents at Beginning of Year	37,107	59,682
Cash and Cash Equivalents at End of Year	$ 37,794	37,107

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2011 and 2010

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Kuykendall & Schneider, Inc. (the Company) had a contract with Northeast Securities, Inc. to act as an intermediary for the Company. Northeast Securities, Inc. arranged for execution and settlement of orders for customers of the Company and RBC Dain Correspondent Services, a division of RBC Dain Rauscher cleared those transactions. Northeast Securities, Inc. provided services required by broker/dealers concerning securities trades and accounts. The contract with Northeast Securities Inc. ended and the Company entered into a contract with First Southwest Company on June 9, 2010 to provide clearing services and to maintain cash, margin, option or other accounts for the Company or customers of the Company.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Securities transactions (and the related commission revenue) are recorded on a trade date basis.

The Company has elected self-insurance as to certain risks. Any losses are recorded when determinable. No losses were recorded during the years ending December 31, 2011 and 2010.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO FINANCIAL STATEMENTS, Page 2.
For the Years Ended December 31, 2011 and 2010

NOTE 2: FEDERAL INCOME TAX (Continued)

There are also no uncertain tax positions that must be disclosed in accordance with Financial Accounting Standards Board Interpretation No. 48.

NOTE 3: COMMITMENT AND CONTINGENT LIABILITIES

The Company established a Health Savings Account in 2009. The Company contributed $2,600 and $4,482 toward the Health Savings Account in 2011 and 2010, respectively.

NOTE 4: RESTRICTIONS OF RETAINED EARNINGS

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

NOTE 5: SUBSEQUENT EVENTS

Subsequent events were evaluated through February 20, 2012, which is the date the financial statements were available to be issued. There were no events required to be disclosed.

SECTION III

SCHEDULE I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2011

Stockholders' Equity (Qualified)		$69,988
Non-allowable Assets		27,428
NET CAPITAL		42,560
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	2,785	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,000
Excess Net Capital		37,560
Net Capital less 120% of Minimum Capital Requirement		$36,560

Kuykendall & Schneider, Inc. is exempt from the Determination of Reserve Requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

Kuykendall & Schneider, Inc. does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2011, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

SECTION IV

MANAGEMENT LETTER

ON RULE 15c3-3

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

SHAREHOLDERS:
Martin C. Lewis, CPA
Randy J. Kaufman, CPA
Thad Reid, CPA
Lea A. Stukey, CPA
Lori Gattis, CPA

ASSOCIATES:
Karen Allen
Paul Armstrong
Gay Chrisman
Andrea DeLeon
Brenda Diego
Lorena Flores
Brenda Garza
Freeda Henderson
Jack Hysinger
Cassie McLain
Florinda Mendoza - Champion
Sunny Parker, CPA

Kuykendall & Schneider, Inc.
Board of Directors
3405 22nd St Suite 202
Lubbock, Texas 79410

We have audited the financial statements of Kuykendall & Schneider, Inc., for the years ended December 31, 2011 and 2010, and have issued our opinion dated January 20, 2012. As a part of our audit, we reviewed and tested the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon the segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal

control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the Company's system of internal control (including the accounting system procedures for safeguarding securities and the practice and the procedures employed quarterly in accounting for securities and resolving securities differences as required by Rule 17a-13) for the years ended December 31, 2011 and 2010, which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system. Our study and evaluation disclosed no conditions that we believe to be material inadequacies as defined in paragraph (g)(3) of Rule 17a-5.

We wish to thank your staff for the courtesy and cooperation extended our representative during the course of the audit.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., P.C.
Plainview, Texas
January 20, 2012

SECTION V

INDEPENDENT ACCOUNTANTS' REPORT

SIPC ASSESSMENT

Lewis, Kaufman & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
2308 West 5th Street
Plainview, Texas 79072

SHAREHOLDERS:
Martin C. Lewis, CPA
Randy J. Kaufman, CPA
Thad Reid, CPA
Lea A. Stukey, CPA
Lori Gattis, CPA

ASSOCIATES:
Karen Allen
Paul Armstrong
Gay Chrisman
Andrea DeLeon
Brenda Diego
Lorena Flores
Brenda Garza
Freeda Henderson
Jack Hysinger
Cassie McLain
Florinda Mendoza - Champion
Sunny Parker, CPA

Kuykendall & Schneider, Inc.
Board of Directors
3405 – 22nd St. Ste 202
Lubbock, TX 79410

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Kuykendall & Schneider, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc.,and SIPC solely to assist you and the other specified parties in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Kuykendall & Schneider, Inc.'s management is responsible for the Kuykendall & Schneider, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose of which report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in client bank statement noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by Kuykendall & Schneider, Inc. noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences.

806-293-4287 • Fax: 806-293-7674 • www.CPAonTheWeb.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lewis, Kaufman & Co., P.C.

Lewis, Kaufman & Co., PC
Plainview, Texas
January 20, 2012

SIPC-6

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-6

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2011

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

017609 FINRA DEC
KUYKENDALL & SCHNEIDER INC 19*19
3405 22ND ST STE 202
LUBBOCK TX 79410-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles M. Hornak 806-793-2525

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2)		$ 20.60
1. Less prior year overpayment applied as reflected on SIPC-7 if applicable		106.74
2. Assessment balance due		(86.14)
B. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0.00
C. Total assessment and interest due		(86.14)
D. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above)	0.00	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.

[signature]

President

Dated the 26 day of July, 20 11.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2011
and ending 6/30/2011
Eliminate cents

1/1/2011
6/30/2011

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$398,414
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	390,176
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	390,176
2d. SIPC Net Operating Revenues	$ 8,238
2e. General Assessment @ .0025	$ 20.60 (to page 1, line 2.A.)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017609 FINRA DEC
KUYKENDALL & SCHNEIDER INC 21*21
3405 22ND ST STE 202
LUBBOCK TX 79410-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles M. Hornak (806-793-2525)

2. A. General Assessment (item 2e from page 2)		$ 32.51
B. Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid		( )
C. Less prior overpayment applied		(86.14)
D. Assessment balance due or (overpayment)		(53.63)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$(53.63)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0.00	
H. Overpayment carried forward	$(53.63)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ____ day of ______, 20____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$734,696
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	721,691
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
	Enter the greater of line (i) or (ii)	
	Total deductions	721,691
2d.	SIPC Net Operating Revenues	$13,005
2e.	General Assessment @ .0025	$32.51 (to page 1, line 2.A.)